Jupiter Neurosciences, Inc.

1001 North US HWY 1, Suite 504

Jupiter, Florida 33477

February 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-1
CIK No. 0001679628
File No. 333-260183

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Jupiter Neurosciences, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Monday, February 13, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Jupiter Neurosciences, Inc.

/s/ Christer Rosén
Christer Rosén
Chief Executive Officer